Exhibit 12

Xerox Corporation

Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges, the ratio of combined earnings to fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, adjustment for minorities’ interests and equity income or loss, (b) fixed charges, as defined below, (c) amortization of capitalized interest and (d) distributed equity income. From this total, we subtract (a) capitalized interest and (b) preferred security dividend requirements of our consolidated subsidiaries and any accretion in the carrying value of the redeemable preferred securities of our consolidated subsidiaries.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness, (c) that portion of rental expense that is representative of the interest factor and (d) the amount of pre-tax earnings required to cover preferred security dividends and any accretion in the carrying value in the redeemable preferred securities of our consolidated subsidiaries. Note, in our calculation, all of the dividends and related carrying value accretion of the preferred securities of our consolidated subsidiaries are tax deductible, which are those referenced in Note 16 to our 2002 consolidated financial statements included in an updated current report on Form 8-K dated July 23, 2003, under the caption, “Company-Obligated, Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Subordinated Debentures of the Company.” Therefore, the amount of pre-tax earnings required to cover the dividend requirements and accretion, are equal to the amount of such dividends and accretion.

As a result of adopting SFAS No. 150 on July 1, 2003, certain securities (specifically, the Capital Trust I Securities and the Canadian Deferred Preferred Stock) included within the balance sheet caption “Company-obligated, mandatorily redeemable preferred securities of subsidiary trusts holding solely subordinated debentures of the Company” classified between liabilities and equity in our Condensed Consolidated Balance Sheet, were reclassified to “Mandatory redeemable preferred securities,” a new liability caption. The distributions and accretion related to these instruments, which were previously reported net of tax as a component of “Minorities’ interests in earnings of subsidiaries” in our Condensed Consolidated Statements of Income, are now accounted for as interest expense within Other expenses, net, with the tax effects presented within the income tax provision. Distributions and related accretion associated with these instruments accounted for as interest expense was $14 for the three months ended September 30, 2003. SFAS No. 150 does not permit reclassification of prior year amounts to conform to the current year presentation.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the dividends paid on our Series B Convertible Preferred Stock and our Series C Mandatory Convertible Preferred Stock. The Series B dividends are tax deductible.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2003	2002	2003	2002
Fixed charges:
Interest expense	$194	$199	$601	$550
Portion of rental expense which represents interest factor	18	18	55	59

	212	217	656	609
Total fixed charges before preferred security dividends of consolidated subsidiaries
Preferred security dividends of consolidated subsidiaries	22	35	94	107

Total fixed charges	$234	$252	$750	$716

Earnings available for fixed charges:
Earnings (1)	$179	$193	$245	$319
Adjusted for: (Undistributed) distributed equity in net income of unconsolidated affiliates	(13)	2	(33)	(24)
Add: Fixed charges before preferred security dividends of consolidated subsidiaries	212	217	656	609

Total earnings available for fixed charges	378	412	868	904

Ratio of earnings to fixed charges	1.62	1.63	1.16	1.26

(1)	Earnings is derived from our condensed consolidated statements of operations, included in our financial statements, as the Sum of: (a) Income before Income Taxes, Equity Income, Minorities’ Interests and Cumulative Effect of Change in Accounting Principle and (b) Equity in net income of unconsolidated affiliates.

Xerox Corporation

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2003	2002	2003	2002
Fixed charges:	$194	$199	$601	$550
Interest expense	18	18	55	59

Portion of rental expense which represents interest factor	212	217	656	609
Total fixed charges before preferred security dividends of consolidated subsidiaries and preferred stock dividends
Preferred security dividends of consolidated subsidiaries	22	35	94	107
Preferred stock dividends pre-tax income requirement (2)	35	63	56	63

Total combined fixed charges and preferred stock dividends	$269	$315	$806	$779

Earnings available for fixed charges:
Earnings (1)	$179	$193	$245	$319
Less: Undistributed equity in income of affiliated companies	(13)	2	(33)	(24)
Add: Fixed charges before capitalized interest, preferred security dividends of consolidated subsidiaries and preferred stock dividends	212	217	656	609

Total earnings available for fixed charges	$378	$412	$868	$904

Ratio of earnings to combined fixed charges and preferred stock dividends	1.41	1.31	1.08	1.16

(1)	Same as above.
(2)	As the mandatory convertible preferred stock dividends are not tax deductible, the calculation requires use of the amount of pre-tax income required to pay dividends.